EXHIBIT 99.1

Golar LNG Dividend Information

HAMILTON, Bermuda, May 28, 2015 (GLOBE NEWSWIRE) -- Reference is made to the first quarter 2015 report released on May 27, 2015. Golar LNG will be trading ex-dividend of a total dividend of $0.45 per share on June 10, 2015. The record date will be June 12, 2015 and the dividend will be paid on or about June 26, 2015.

Golar LNG Limited
Hamilton, Bermuda
28 May, 2015